EXHIBIT 99.8

CONSENT OF EXPERT

 Reference is made to the feasibility study entitled “Feasibility Study and Technical Report Update on the Brucejack Project, Stewart, BC” with an effective date of June 19, 2014 (the “Report”).

I, Michael Wise, on behalf of Valard Construction (the “Company”), consent to the use of the Company’s name and references to the Report, and to the inclusion or incorporation by reference of information derived from the Report, in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2015 and (ii) Pretium Resources Inc.’s Registration Statements on Form F-10 (File No. 333-197304) and Form S-8 (File No. 333-203409) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Michael Wise

March 28, 2016